AB 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-028475~~ 8-28475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UBS Financial Services Incorporated of Puerto Rico

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

AIG Plaza, 9th floor, 250 Muñoz Rivera Avenue

(No. and Street)

San Juan	**PR**	**00918**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose H. Grau **787-501-2819**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

1000 Scotiabank Plaza, 273 Ponce De Leon Ave		**San Juan PR**	**00917-1951**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/18/14

OATH OR AFFIRMATION

I, Jose H. Grau, of legal age, married and resident of San Juan Puerto Rico, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UBS Financial Services Incorporated of Puerto Rico, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

See Attached Oath or Affirmation

Signature

Principal Financial Officer

Title

Affidavit 942

Signed before me by Jose H. Grau who is personally known to me in San Juan, Puerto Rico on February 28, 2014.

Notary Public

Rafael Hernández Miranda
RHM
Notario
Abogado

RECIBO
RECIBO
RECIBO
9397
02/27/2014
$5.00
$5 Sello Asistencia Legal
50259-2014-0227-77856527

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of UBS Financial Services Incorporated of Puerto Rico at December 31, 2013 is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client.

Carlos V. Ubiñas
CEO
UBS Financial Services Incorporated of Puerto Rico

AFFIDAVIT NUMBER __________

Sworn and subscribed before me by Carlos V. Ubiñas, in his capacity as CEO of UBS Financial Services Incorporated of Puerto Rico, of legal age, married and resident of San Juan, Puerto Rico, of whom I personally know, this 28th day of February, 2014.

Notary Public

BERNADETTE C. PEHRSON
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 2/17/2019

UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

Year Ended December 31, 2013

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition

Statement of Financial Condition 3
Notes to Statement of Financial Condition 4

EY
Building a better working world

Ernst & Young LLP
1000 Scotiabank Plaza
273 Ponce de Leon Avenue
San Juan, PR 00917-1951

Tel: +1 787 759 8212
Fax: +1 787 753 0808
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
UBS Financial Services Incorporated of Puerto Rico

We have audited the accompanying financial statements of UBS Financial Services Incorporated of Puerto Rico (the Company), which comprise the statement of financial condition as of December 31, 2013, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY

Building a better working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UBS Financial Services Incorporated of Puerto Rico at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2014

Statement of Financial Condition

UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

December 31, 2013
(In thousands of dollars)

Assets		
Cash	$	62,826
Securities and cash segregated and on deposit for federal and other regulations		3,062
Financial instruments owned		25,890
Securities purchased under agreements to resell		481,102
Receivables:		
Clients		524,785
Brokers and dealers		134
Interest		586
Fees and other		692
Receivables from affiliated companies		8,453
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $21,564		1,919
Other assets		10,088
Total assets	$	1,119,537

Liabilities and stockholder's equity		
Securities sold under agreements to repurchase	$	2,292
Financial instruments sold, not yet purchased		507
Payables:		
Brokers and dealers		385
Other liabilities and accrued expenses		49,568
Accrued compensation and benefits		10,374
Payable to affiliated companies		318,809
		381,935
Subordinated liabilities		450,000
Stockholder's equity:		
Common stock (10,000 shares authorized, 1,000 issued and outstanding; $1 par value)		1
Additional paid-in capital		343,800
Accumulated deficit		(56,199)
Total stockholder's equity		287,602
Total liabilities and stockholder's equity	$	1,119,537

See accompanying notes.

1. Organization and Basis of Presentation

UBS Financial Services Incorporated of Puerto Rico (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is member of various exchanges and the Financial Industry Regulatory Authority (FINRA).

The Company engages in the trading of Puerto Rico Government National Mortgage Association securities, United States government and agency obligations, Puerto Rico municipal obligations, commercial paper and other short-term debt, and equity securities. In addition, the Company provides brokerage and advisory services to retail, corporate, and institutional clients as well as mutual funds.

The Company is a wholly owned subsidiary of UBS Financial Services Inc. (UBSFSI). UBSFSI is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas), which in turn is a wholly owned subsidiary of UBS AG (UBS). The Company has material transactions with its affiliates.

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of assets and liabilities requiring fair value estimates, the outcome of litigation, the carrying amount of goodwill and other intangible assets, the amortization of intangible assets with definite lives, certain accruals, and other matters that affect the reported amounts and disclosure of contingencies in the statement of financial condition.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. The Company had no cash equivalents as of December 31, 2013.

Cash and Securities Segregated and On Deposit for Federal and Other Regulations

The Company is required to segregate cash in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 (the *Customer Protection Rule*). At December 31, 2013, the Company included $3,031 of qualified securities on deposit for federal and other regulations.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased are recorded on a trade date basis at fair value. Fair value is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques, as specified by ASC 820, are used to measure fair value.

The Company's fair value structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported in the statement of financial condition. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by the product control function, which is independent from the risk taking businesses. The objective of the independent price verification process is to independently corroborate the business's estimates of fair value against available market information. By benchmarking the business's fair value estimates with observable market prices or other independent sources, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the governance framework. As a result of the valuation controls employed, valuation adjustments may be made to the business' estimate of fair value to either align with independent market information or financial accounting standards.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the financial instrument, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the financial instrument and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value:

Non-Purpose loans: Non-purpose loans are collateralized by Puerto Rico municipal securities and closed-end funds primarily invested in Puerto Rico municipal securities. In the absence of both direct sale quotes for the loans (Level 1 inputs) and sales of comparable loans (Level 2 inputs) and due to the uniqueness of these securities backed credit lines and the lack of liquidity in the market for these assets, the loans are categorized as Level 3 assets of the fair value hierarchy.

U.S. Government securities and agencies: U.S. Government securities are generally actively traded and are valued using quoted market prices. If market prices happen to not be available, these securities are valued against yield curves implied from similar issuances. These securities are generally categorized as Level 1 of the fair value hierarchy.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments (continued)

Agency obligations are composed of agency-issued debt. Non-callable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. Actively traded non-callable agency-issued debt securities are generally categorized as Level 1 of the fair value hierarchy.

Corporate debt obligations: Corporate bonds are priced at market levels, which are based on recent trades or broker and dealer quotes. These are generally categorized as Level 2 of the fair value hierarchy; however in instances where prices, spreads or any of the key inputs are unobservable.

State and municipal obligations: These securities are comprised of bonds issued by states and municipalities often wrapped by a municipal bond insurance. The floating rate is set periodically through auction mechanisms.

Mortgage-backed obligations: Mortgage-backed obligations represent agency mortgage pass-through pool securities and collateralized mortgage obligations. These securities are valued using quoted market prices and trade data adjusted by subsequent changes in related indices for identical or comparable securities and are generally categorized as Level 2 of the fair value hierarchy.

Substantially all of the Company's other financial instruments are carried at fair value or amounts approximating fair value. Assets, including securities segregated for regulatory purposes, trading assets, resale agreements, and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including short-term borrowings, repurchase agreements, certain payables, and long-term and subordinated liabilities are carried at fair value or contractual amounts approximating fair value.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments (continued)

Mutual Funds: Mutual funds are valued based on recent trades or broker and dealer quotes. They are not actively traded and are categorized as Level 3 of the fair value hierarchy.

Collateralized Securities Transactions

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements), principally mortgage-backed, municipal, and U.S. government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. The Company may net certain repurchase agreements and resale agreements when the requirements of Financial Accounting Standards (FASB) Accounting Standards Codification (ASC) 210-20-45-11 *Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements*, are met.

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral. The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

2. Summary of Significant Accounting Policies (continued)

Property, Plant and Equipment

The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Income Taxes

In accordance with the provisions of FASB ASC 740, *Income Taxes*, deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

FASB ASC 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

The Company files income tax returns with the Commonwealth of Puerto Rico.

Tax Benefits Associated with Share-Based Compensation

FASB ASC 718, *Share-Based Payment*, states that, if upon settlement of share-based compensation, the tax deduction related to share-based compensation exceeds the cumulative compensation cost that the Company had recognized in the statement of financial condition, the tax benefit associated with any excess deduction is considered a "windfall" and recognized in stockholders' equity as additional paid in capital (APIC). However, an entity may not realize windfall tax benefits through APIC until such time as that benefit is realized as a reduction in the Company's actual taxes paid on its filed tax return. In the current year the tax deduction related to share-based compensation is less than the cumulative compensation costs that the Company had recognized in the statement of financial condition and accordingly, the deduction recorded was not limited. All of the previously disallowed benefits were recognized prior to the year ended December 31, 2013.

(In thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

Goodwill and Intangible Assets Acquired

Goodwill is not amortized but is tested annually for impairment in accordance with FASB ASC 350, *Intangibles – Goodwill and Other*. In September 2011, the FASB issued ASU No. 2011-08: *Intangibles – Goodwill and Other* (ASC Topic 350) *Testing Goodwill for Impairment*, which simplifies the testing of goodwill for impairment. The first step involves assessing qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under this option, there is not a requirement to calculate the fair value of a reporting unit unless it is determined, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment. The Company performed a qualitative analysis and determined that events and circumstances would not have a negative impact on the fair value of the reporting unit.

The Company tested intangible assets for impairment in accordance with the *Impairment or Disposal of Long-Lived Assets*, FASB ASC 360: *Property, Plant & Equipment*, and determined no indicators of impairment were present. There was no impairment indicated as a result of tests performed on both goodwill and intangible assets as of December 31, 2013. Identifiable intangible assets with finite lives are amortized over 10 years. Intangible assets were tested for impairment in accordance with FASB ASC 360.

At December 31, 2013, the Company held $3,019 of goodwill and $254 of intangible assets, net of accumulated amortization. Accumulated amortization as of December 31, 2013 was approximately $752.

Accounting Developments

In December 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-11, *Balance Sheet* (ASC Topic 210), *Disclosures about Offsetting Assets and Liabilities* (ASU No. 2011-11). In January 2013, the FASB issued ASU No. 2013-01 (ASC Topic 210), *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*, which clarifies the requirements of ASU 2011-11. This accounting guidance changes the disclosure requirements regarding the offsetting of assets and liabilities. It allows the users of the statement of financial condition to evaluate the effect or potential effect of netting arrangements on its financial position, including the effect or potential

(In thousands of dollars, except share data)

3. Fair Value Measurements

At December 31, 2013, the financial instruments owned (including those pledged to creditors) and financial instruments sold, not yet purchased, recorded at fair value, consisted of the following:

	Level 1	Level 2	Level 3	Total
Financial Instruments Owned				
Receivables from clients non-purpose loans	$ –	$ –	$ 524,785	$ 524,785
U.S. government and agencies	45	–	–	45
Mutual funds	–	–	25,771	25,771
Corporate debt obligations	–	–	–	–
Mortgage-backed securities	–	–	–	–
State and municipal obligations	–	74	–	74
Total	$ 45	$ 74	$ 550,556	$ 550,675
Financial Instruments Sold, Not Yet Purchased				
U.S. government and agencies	$ –	$ –	$ –	$ –
Mutual funds	–	–	35	35
Corporate debt obligations	–	–	–	–
Mortgage-backed securities	–	–	–	–
State and municipal obligations	–	472	–	472
Total	$ –	$ 472	$ 35	$ 507

Financial instruments sold, not yet purchased, at fair value represent obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

During the twelve months ended December 31, 2013, the Company did not have any transfers of securities owned, at fair value and securities sold, not yet purchased at fair value between Levels 1 and 2 of the valuation hierarchy.

(In thousands of dollars, except share data)

3. Fair Value Measurements (continued)

The Company is the primary liquidity provider in the market for a number of closed-end mutual funds ("closed-end funds") invested in Puerto Rico municipal securities. These funds use leverage, which is currently provided through repurchase agreements between the funds and the Company. During 2013, the Puerto Rico market experienced a downturn and liquidity issues became prevalent with the closed-end funds. The fair value of these funds is based on valuation techniques for which significant inputs are not based on observable market data which has precipitated a transfer of categorization of these closed-end funds to Level 3 in the fair value hierarchy.

In December 2013, the Company acquired non-purpose loans collateralized by Puerto Rico municipal securities and closed-end funds primarily invested in Puerto Rico municipal securities In the absence of both direct sale quotes for the loans (Level 1 inputs) and sales of comparable loans (Level 2 inputs) and due to the uniqueness of these securities back credit lines and the lack of liquidity in the market for these assets, the loan are treated as Level 3 assets and a discounted cash flow approach, along with market based assumptions are utilized to determine the fair value.

The following table provides a reconciliation of the beginning and ending balances for the various classes of assets and liabilities measured at fair value using unobservable inputs – Level 3. Assets and liabilities were transferred or purchased into Level 3 on December 31, 2013.

	Financial Instruments Owned Mutual Funds	Receivables from Clients Non-Purpose Loans	Financial Instruments Sold, not yet Purchased Mutual Funds
Beginning balance	$ –	$ –	$ –
Purchases	–	531,006	–
Sales	–	–	–
Payout	–	(6,221)	–
Transfers into Level 3	25,771	–	35
Transfers out of Level 3	–	–	–
Ending balance	$ 25,771	$ 524,785	$ 35

(In thousands of dollars, except share data)

3. Fair Value Measurements (continued)

The following table provides information on the valuation techniques, significant unobservable inputs and the range of values for those inputs for financial instruments owned, at fair value, amounts receivable from customers, at fair value, and financial instruments sold, not yet purchased, at fair value, categorized as Level 3 of the fair value hierarchy at December 31, 2013. The range of values presented in the below table is representative of the highest and lowest level of input used to value the significant instruments within each category. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

Level 3 at Fair Value

	Financial Instruments Owned	Receivables from Clients	Financial Instruments sold, not yet purchased	Valuation Technique(s)	Significant Unobservable Inputs 1 / Sensitivity	Range of input values
Mutual Funds	$ 25,771	$ –	$ 35	Market Comparables	Price	$0.95 - $7.87
Non-Purpose loans	$ –	$ 524,785		Discounted Cash Flows	LE	0% - 100%
					Duration	0 - 18 months
					DR	0% - 97%
					LAR	65% - 80%

LE - Loss Expectation - The assumed loss rate is based on consideration of ongoing sales practice litigation, borrower's net worth, along with future dividends expected to be received on collateral holdings.

Duration - The ability of client to perform on loan is negatively impacted by limited liquidity in the underlying investments.

DR - Discount Rate - Reflection of the unsecured loan rate plus a basis point spread which is described in the client's credit line agreement

LAR - Loan Advance Rate - Amount of market value available to collateralize loan.

3. Fair Value Measurements (continued)

Fair Value of Collateral

In the normal course of business, the Company has margin securities and obtains securities under agreements to resell and securities borrowed on terms which permit it to repledge or resell the securities to others. At December 31, 2013, the Company obtained and had securities with a fair value of approximately $549,364 on such terms, of which approximately $2,382 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

4. Receivables from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to brokers and dealers include amounts due on failed securities transactions. Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2013, consist of the following:

Receivables from brokers, dealers and clearing organizations:

Receivables from broker dealers	$134
Payables to broker dealers	385

5. Related Party Transactions

Revenue-Sharing Agreements

Pursuant to service level arrangements, the Company provides certain services to affiliates. The significant arrangements where the Company provides administrative and other support services to affiliates include agreements with UBS Trust Company of Puerto Rico and UBS Financial Services Inc.-PR Office.

(In thousands of dollars, except share data)

5. Related Party Transactions (continued)

Finance Arrangements

The Company meets its short-term financing needs by borrowing from UBS AG Cayman Islands Branch (UBS Cayman), which facilitate the funding. Also, in the normal course of business, the Company enters into securities transactions with UBSFSI and other affiliates. At December 31, 2013, the Company had resale agreements of $349,110 with mutual funds co-managed by an affiliate.

The Company is charged interest on a portion of its payables to affiliates based on corporate average pool rate.

UBSFSI guarantees the commitments and obligations of the Company for which there is no charge.

Certain employees of the Company have been issued loans by an affiliate as part of the Company's compensation programs related to employee recruiting and retention (see Note 10). These loans bear interest at a market rate with terms generally between seven and nine years.

On December 23, 2013, the Company purchased from UBS Bank USA (BUSA) a portion of BUSA's securities based lending portfolio. These non-purpose loans are collateralized by Puerto Rico closed end funds that were for the net book value of the portfolio, approximately $531,000, as of the sale date. As of December 31, 2013, the fair value of the loans was $524,785.

Clearing Agreements among Retail Clients

Retail clients of the Company are introduced to UBSFSI on a fully disclosed basis. The Company has a fully disclosed clearing agreement with UBSFSI pursuant to which UBSFSI provides certain clearing and related functions. Under this arrangement, UBSFSI, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its clients.

5. Related Party Transactions (continued)

Subordinated Liabilities

At December 31, 2013, subordinated borrowings and total credit facilities outstanding with UBS Americas consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
Revolving subordinated loan	3/31/2018	$450,000	$450,000
		$450,000	$450,000

This loan is subordinated to claims of general creditors, are covered by agreements approved by FINRA and other regulatory authorities, and are included by the Company for purposes of computing net capital under the SEC Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, these loans may not be repaid unless first approved by FINRA and the National Futures Association.

Interest on borrowings under the terms of the revolving credit facility is calculated at a rate based on USD Overnight LIBOR, as posted daily by the British Banker's Association.

6. Risk Management

All financial transactions involve varying degrees of market, operational and credit risk. The Company monitors its exposure to these risks on a daily basis and through a variety of financial, operational and credit exposure reporting tools and control procedures.

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: General market risk factors driven by macroeconomic, geopolitical and other market-wide considerations and market risk factors that are specific to individual companies or entities. General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates etc. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. The Company takes both general and specific market risks in its trading activities and some non-trading businesses are also subject to market risk.

6. Risk Management (continued)

Market Risk (continued)

The Company has two major portfolio measures to monitor market risk – Value at Risk (VaR) and Stress Loss. The two major portfolio measures are complemented by concentration and other supplementary limits on portfolios, sub-portfolios or asset classes. The senior management of each relevant business area is responsible for reviewing trading- and non-positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and independently monitors developments in trading and non-trading portfolios according to established limits. The risk control group also reviews trading positions and hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty, such as business or management problems, or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. Counterparties to the Company's financing activities are primarily affiliates, other financial institutions, including banks, brokers and dealers, investment funds and insurance companies, individuals and non-financial operating entities. Credit losses could arise should counterparties fail to perform and the value of any collateral prove inadequate due to market conditions.

The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Client transactions include positions in commodities and financial futures, financial instruments sold, not yet purchased and written options. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may action as appropriate.

6. Risk Management (continued)

Credit Risk (continued)

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2013 were settled without material adverse effect on the statement of financial condition, taken as a whole.

Agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, U.S. government and Commonwealth of Puerto Rico government, and agency securities. Additional collateral is requested when considered necessary.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external causes (deliberate, accidental or natural). They may also result in damage to our reputation and to our franchise, which have longer term financial consequences.

Managing risk is a core element of the Company's business activities and operational risk is an inevitable consequence of being in business. The Company's aim is to provide a framework that supports the identification and assessment of all material operational risk and potential concentrations in order to achieve an appropriate balance between risk and return, not to eliminate every source of operational risk.

The following table presents information regarding the offsetting of financial assets and financial liabilities:

				Gross Amounts not offset in the Statement of Financial Condition		
	Gross Amounts	Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Financial Instruments	Collateral	Net Amount
Financial assets						
Securities purchased under agreements to resell	$481,102	$ –	$481,102	$ –	$481,102	$ –
Financial liabilities						
Securities sold under agreements to repurchase	2,292	–	2,292	–	2,292	–

7. Commitments and Contingencies

Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation risks and similar risks arising from disputes and regulatory proceedings. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are situations where the Company may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Company believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Company makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reliably estimated. Such provision would be included in the other liabilities on the statement of financial condition. If any of those conditions is not met, such matters result in contingent liabilities.

It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we can confirm that we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

The statement of financial condition reflects provisions with respect to certain matters described above in an amount that management believes to be appropriate under the applicable accounting standards. The future outcome in respect to these matters cannot be determined with certainty based on currently available information and accordingly, may ultimately prove to be substantially greater (or may be less) than the provisions recognized.

(In thousands of dollars, except share data)

7. Commitments and Contingencies (continued)

Legal Proceedings (continued)

In addition to the matters mentioned below, the Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position.

Puerto Rico Matters

In 2011, a purported shareholder derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over forty defendants, including UBSFSIPR and UBS Consulting Services of Puerto Rico (together, UBSPR) and other consultants and underwriters, trustees of the System and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately three billion dollars of bonds by the System in 2008 and sought damages of over $800,000. UBSPR is named in connection with its underwriting and consulting services. In March 2013, the case was dismissed by the Puerto Rico court on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was overturned by the Puerto Rico Court of Appeals in September 2013. In February 2014, UBSPR's petition for appeal was denied by the Supreme Court of Puerto Rico, and UBSPR is filing motions for reconsideration.

Also, in October 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBSFSIPR executives following a hearing that took place in late 2012, finding no violations. The charges had stemmed from the SEC's investigation of UBSFSIPR's sale of closed-end funds in 2008 and 2009, which UBSFSIPR settled in May 2012.

Additionally, declines in Puerto Rico municipal bond and closed-end fund prices since August 2013 have led to multiple regulatory inquiries and customer complaints by clients in Puerto Rico who own those securities. A shareholder derivative action also was filed in February 2014 against the Company, UBSFSIPR, UBS Trust Company of Puerto Rico and current and certain former closed-end fund directors, alleging hundreds of millions in losses in the funds. An internal review also disclosed that certain clients, many of whom acted at the recommendation of one financial advisor, invested proceeds of non-purpose loans in closed-end fund securities in contravention of their loan agreements.

(In thousands of dollars, except share data)

7. Commitments and Contingencies (continued)

Puerto Rico Matters (continued)

The Company is not able to estimate the range of potential losses associated with the above issue.

8. Stockholder's Equity

There are 10,000 shares authorized, 1,000 issued and outstanding of $1 par value common stock.

9. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under the method of computing capital requirements adopted by the Company, net capital shall not be less than the excess margin collected on resale agreements plus $1,000. As of December 31, 2013, the Company's net capital, as defined, was $165,761, which exceeded minimum net capital requirement by $161,582.

Dividend payments, equity withdrawals and advances to UBS FSI or any of its affiliates are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule.

10. Equity Participation and Other Compensation Plans

UBS AG operates several equity participation and other compensation plans to align the interests of executives, managers and staff with the interests of shareholders. These compensation plans are on a mandatory, discretionary and voluntary basis.

For the incentive year 2013, awards were granted under the Equity Ownership Plan 2013/14 (EOP) and the Deferred Contingent Capital Plan 2013/14 (DCCP) to selected employees. Under EOP, selected employees generally receive 60% of their deferred performance-award in UBS shares or notional UBS shares instead of cash, on a mandatory basis. Generally, EOP awards granted prior to March 2013 vest in one-third increments over a three-year vesting period and those granted after March 1, 2013 vest 50% in year two and 50% in year three. These awards are generally forfeitable upon voluntary termination of employment with UBS or in the event of harmful acts. In addition, EOP awards for certain employees are subject to performance conditions.

(In thousands of dollars, except share data)

10. Equity Participation and Other Compensation Plans (continued)

Under DCCP, selected employees generally receive 40% of their deferred performance award as a notional bond with the five year cliff vesting schedule. During the vesting period, the employees are entitled to receive notional interest provided certain performance conditions are met. Like EOP, DCCP awards are generally forfeitable upon voluntary termination of employment with UBS or in the event of harmful acts. The compensation expense for EOP and DCCP awards is generally recognized over the shorter of the vesting period or the period from the date of grant to the date the employee satisfies certain retirement eligibility requirements. The compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. The Company's cost related to these compensation plans was $3,659 for the year ended December 31 2013.

UBS AG also operates a voluntary employee share purchase program, the Equity Plus Plan (EPP), which enables eligible employees to invest in UBS shares. For every three UBS shares they purchase through the program, they receive one free UBS notional share which is forfeitable during the vesting period (e.g., March 1, 2016, for the notional share granted under EPP 2013).

At December 31, 2013, the total compensation cost related to non-vested awards not yet recognized was $2,681, which is expected to be recognized over a weighted-average period of 3.46 years.

The PartnerPlus Plan is a mandatory deferred cash compensation plan for certain eligible employees. Awards (Company contributions) are based on a predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts earned during the year, up to a percentage of their pay. Awards earn an above-market rate of interest during the initial four-year period and a market rate of interest thereafter. Voluntary contributions can earn an above-market rate of interest during the initial four-year period and a market rate of interest thereafter or alternatively be benchmarked to various mutual funds. Awards and all interest vest in 20% increments six to ten years following grant date. Awards and interest earned on both Company and voluntary contributions are forfeitable under certain circumstances.

The Company has entered into various agreements with certain of the Company's financial advisors whereby these financial advisors receive a compensatory commitment for recruiting and retention purposes.

(In thousands of dollars, except share data)

11. Employee Benefit Plans

Eligible employees of the Company were included in the non-contributory defined benefit pension plan (the Plan) of UBS Financial Services Inc., which was frozen in 1998.

Additionally, employees of the Company are eligible to participate in the UBS Financial Services Inc. 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBS FSI also provides certain life insurance and health care benefits to employees of the Company.

12. Income Taxes

On June 30, 2013, the Government of Puerto Rico enacted the Tax Burden Redistribution and Adjustment Act which made significant changes to the tax law. Among these changes was (a) an increase in the corporate tax rate from 30% to 39%, (b) a limitation on the deduction for intercompany service charges, (c) the imposition of a 1% tax on Gross Income applicable to financial businesses; (d) 20% tax on intercompany changes as part of the Alternative Minimum Tax regime and (e) limits on the amount of Net Operating Loss Carryover deductions. All of these changes were effective retroactively for tax years beginning January 1, 2013.

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in other assets in the Statement of Financial Condition and are reflected with a reduction for a valuation allowance.

In accordance with FASB ASC 740, if it is more-likely-than-not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more-likely-than-not that a benefit will not be realized for any of its deferred tax assets, and accordingly, a full valuation allowance of $57,769 has been recorded. Since December 31, 2012, the valuation allowance increased by $33,077.

(In thousands of dollars, except share data)

12. Income Taxes (continued)

As of December 31, 2013, the Company had net deferred net assets of $57,769, before any valuation allowance, of which $24,469 related to employee benefits, $18,353 related to accelerated income and deferred deductions, $3,468 related to alternative minimum tax, and $11,479 related to net operating losses.

The effective tax rate for the Company differs from the statutory Puerto Rico rate of 39% primarily due to non-deductible expenses offset by the valuation allowance on its deferred tax assets.

The Company has a net operating loss carryforward of $29,432 with expiration dates of 2024 and 2023.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Total amounts of unrecognized tax benefits as of January 1, 2013	$ –
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period	385
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	–
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during the current period	193
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during the current period	–
The amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	–
Reductions to the unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	–
Total amounts of unrecognized tax benefits as of December 31, 2013, included in income tax payable to Parent in the statement of financial condition	578
The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax	$ 578
The total amounts of interest and penalties recognized in income tax expense in the statement of operations	$ 14
The total amounts of interest and penalties recognized in income tax payable to Parent in the statement of financial condition	$ 14

(In thousands of dollars, except share data)

12. Income Taxes (continued)

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in provision for income taxes.

The Company files income tax returns with the Commonwealth of Puerto Rico. The tax years that remain subject to examination are from 2009 through 2012. In the next 12 months, the Company believes there will be no material changes to unrecognized tax benefits.

13. Subsequent Event

In January and February 2014, the Company recorded an additional $26,700 in expenses related to legal matters. The expenses relate to 2013 legal matters and are included in other expenses on the statement of income and the related provision is included in other liabilities and accrued expenses on the statement of financial condition.

The Company has evaluated its subsequent event disclosure through February 28, 2014, the date that the Company's statement of financial condition is available to be issued, and has determined that there are no events that would have a material impact on the statement of financial condition.